UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 000-29880

VIRGINIA MINES INC.

200-300 St-Paul,

Quebec City, QC, Canada G1K 7R1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __

Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: July 10, 2014

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENT AS OF MAY 31, 2014

Unaudited Condensed Interim Consolidated Balance Sheet

Unaudited Condensed Interim Consolidated Statements of Loss

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

Unaudited Condensed Interim Consolidated Statements of Cash Flows

UNAUDITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1:

General information

Note 2:

Basis of preparation

Note 3:

Changes in accounting policies

Note 4:

Mining properties

Detail of mining properties

Note 5:

Royalty interest in mining properties

Note 6:

Accounts payable and accrued liabilities

Note 7:

Share capital

Note 8:

Stock options

Note 9:

Earnings per share

Note 10:

General administrative expenses

Note 11:

General exploration costs

Note 12:

Cash flows

Note 13:

Financial instruments and fair value measurement

Other information

Note 14:

Commitments

MANAGEMENT’S DISCUSSION & ANALYSIS

CEO CERTIFICATION

CFO CERTIFICATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MAY 31, 2014

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Balance Sheet

(expressed in Canadian dollars)

	As at May 31, 2014	As at February 28, 2014
Assets

Current assets
Cash	$6,678,145	$8,750,235
Short-term investments	42,110,643	36,540,357
Tax credits for mining exploration and commodity taxes receivable	3,584,027	2,736,163
Other amounts receivable	48,656	39,888
Prepaid expenses	340,447	312,556
	52,761,918	48,379,199

Non-current assets
Mining properties (note 4)	64,942,298	63,104,594
Royalty interests in mining properties (note 5)	1,124,588	425,763
Property, plant and equipment	632,860	658,063
Deferred tax assets	2,233,814	2,311,534
	$121,695,478	$114,879,153

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$5,075,281	$3,546,026
Current portion of deferred lease inducements	9,404	9,404
Current portion of deferred royalties	5,130,660	2,860,000
	10,215,345	6,415,430

Non-current liabilities
Deferred lease inducements	89,339	91,690
Deferred tax liabilities	5,237,595	5,237,595
Deferred royalties	-	2,270,660
Liability related to share exchange rights	3,077,284	3,041,640
	8,404,218	10,641,585

Shareholders' Equity

Share capital (note 7)	142,720,378	136,061,154
Stock options (note 8)	6,244,288	6,692,514
Contributed surplus	492,005	492,005
Deficit	(51,868,326)	(50,932,453)
Accumulated other comprehensive income	3,344,099	3,360,802
	100,932,444	95,674,022
Non-controlling interest	2,143,471	2,148,116
	103,075,915	97,822,138
	$121,695,478	$114,879,153
Commitments (note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

(signed) André Gaumond, Director	(signed) André Lemire, Director

1.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2014	2013
Expenses
Salaries	$297,576	$315,178
Professional and maintenance fees	102,946	145,529
General administrative expenses (note 10)	249,663	237,252
Interest expense on liability related to share exchange rights	35,644	-
Depreciation of property, plant and equipment	25,203	24,734
General exploration costs (note 11)	142,963	189,958
Cost of mining properties abandoned or written off	229,620	1,783,684
	1,083,615	2,696,335

Other income (expenses)
Dividends	67,344	66,106
Interest	174,717	201,814
Fees invoiced to partners	5,184	60,954
Gain on sale of available-for-sale investments	61,595	153,736
Gain (loss) on investments held for trading	(127,826)	14,246
Loss on acquisition of available-for-sale investments	(170,666)	-
Loss on investments designated as held for trading	-	(1,105)
	10,348	495,751

Loss before income taxes	(1,073,267)	(2,200,584)
Deferred tax recovery	132,749	797,289
Net loss	$(940,518)	$(1,403,295)

Net loss for the period attributable to:
Shareholders of the parent	$(935,873)	$(1,403,295)
Non-controlling interest	$(4,645)	$-

Per share (note 9)

Basic and diluted net loss	$(0.028)	$(0.043)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2014	2013

Net loss	$(940,518)	$(1,403,295)

Other comprehensive loss
Items that may be reclassified subsequently to net loss
Unrealized gain (loss) on available-for-sale investments, net of related income tax
expense of $5,766 ($43,646 in 2013)	37,107	(280,862)
Reclassification of gains on available-for-sale investments realized upon sale, net
of income tax expense of $8,362 ($20,677 in 2013)	(53,810)	(133,059)

	(16,703)	(413,921)

Comprehensive loss	$(957,221)	$(1,817,216)

Comprehensive loss for the period attributable to:
Shareholders of the parent	$(952,576)	$(1,817,216)
Non-controlling interest	$(4,645)	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non-controlling interest	Total
	$	$	$	$	$	$	$	$
Balance as at March 1, 2014	136,061,154	6,692,514	492,005	(50,932,453)	3,360,802	95,674,022	2,148,116	97,822,138
Net loss	-	-	-	(935,873)	-	(935,873)	(4,645)	(940,518)

Unrealized gain on available-for
- sale investments, net of related
income taxes	-	-	-	-	37,107	37,107	-	37,107

Reclassification of gain on
available-for-sale investments
realized upon sale, net of related
income taxes	-	-	-	-	(53,810)	(53,810)	-	(53,810)

Comprehensive loss for the period	-	-	-	(935,873)	(16,703)	(952,576)	(4,645)	(957,221)

Stock options exercised	1,180,891	(448,226)	-	-	-	732,665	-	732,665

Issuance of shares for acquisition
of mining property	198,000	-	-	-	-	198,000	-	198,000

Issuance of shares for cash
consideration	4,844,209	-	-	-	-	4,844,209	-	4,844,209

Issuance of shares for acquisition of
royalty interest in mining property	684,804	-	-	-	-	684,804	-	684,804

Share issue expenses	(248,680)	-	-	-	-	(248,680)	-	(248,680)

Balance as at May 31, 2014	142,720,378	6,244,288	492,005	(51,868,326)	3,344,099	100,932,444	2,143,471	103,075,915

	Share capital	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$

Balance as at March 1, 2013	130,396,873	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595
Net loss	-	-	-	(1,403,295)	-	(1,403,295)

Unrealized loss on available-for-sale
investments, net of related income
taxes	-	-	-	-	(280,862)	(280,862)

Reclassification of gains on
available-for-sale investments
realized upon sale, net of related
income taxes	-	-	-	-	(133,059)	(133,059)

Comprehensive loss for the period	-	-	-	(1,403,295)	(413,921)	(1,817,216)

Issuance of shares for cash
consideration	3,284,820	-	-	-	-	3,284,820

Issuance of shares for acquisition of
royalty interest in mining property	192,400	-	-	-	-	192,400

Share issue expenses	(171,372)	-	-	-	-	(171,372)

Balance as at May 31, 2013	133,702,721	7,523,608	480,819	(49,442,540)	1,115,619	93,380,227

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4.

VIRGINIA MINES INC. Unaudited Condensed Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2014	2013
Cash flows used in operating activities
Net loss	$(940,518)	$(1,403,295)

Adjustments for :
Deferred tax recovery	(132,749)	(797,289)
Loss on investments designated as held for trading	-	1,105
Loss on acquisition of available-for-sale investments	170,666	-
Loss (gain) on investments held for trading	127,826	(14,246)
Gain on sale of available-for-sale investments	(61,595)	(153,736)
Cost of mining properties abandoned or written off	229,620	1,783,684
Depreciation of property, plant and equipment	25,203	24,734
Interest expense on liability related to share exchange rights	35,644	-
Amortization of deferred lease inducements	(2,351)	(2,351)
	(548,254)	(561,394)

Variation in deferred royalties	-	305,360

Changes in items of working capital
Tax credits for mining exploration and commodity
taxes receivable	(6,356)	(146,794)
Other amounts receivable	(27,206)	114,615
Prepaid expenses	(27,891)	(108,494)
Accounts payable and accrued liabilities	(176,436)	(8,868)
	(237,889)	(149,541)
	(786,143)	(405,575)

Cash flows from financing activities
Issuance of common shares, net of share issue expenses	8,654,342	5,610,157

Cash flows used in investing activities
Acquisition of short-term investments	(9,688,807)	(8,013,461)
Disposition of short-term investments	3,880,763	8,313,484
Acquisition of mining properties and capitalized
exploration costs	(4,118,224)	(3,520,040)
Acquisition of property, plant and equipment	-	(33,724)
Acquisition of royalty interest in mining property	(14,021)	-
	(9,940,289)	(3,253,741)

Net change in cash	(2,072,090)	1,950,841
Cash - Beginning of period	8,750,235	4,057,508
Cash - End of period	$6,678,145	$6,008,349

Interest received	$163,808	$303,134
Dividends received	$67,344	$66,106

Supplemental information (note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

1

General information

Virginia Mines Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 300 St-Paul St., Suite 200, Quebec City, Quebec, Canada.

2

Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of condensed interim consolidated financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods of computation as our most recent annual consolidated financial statements, except for the changes in accounting policies presented in note 3. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended February 28, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on July 10, 2014.

3

Changes in accounting policies

Adopted in 2015

The following new standard is effective for the first time for interim periods beginning on or after March 1, 2014 and has been applied in preparing these condensed interim consolidated financial statements. The accounting policy has been applied consistently by the subsidiary of the Company.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee ("IFRIC") 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The adoption of this standard did not have an impact on the Company's condensed interim consolidated financial statements.

6.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

4	Mining properties Reconciliation of mining properties

		Acquisition cost
	Exploration costs	Mining properties	Claims	Total

Balance as at February 28, 2014	$51,266,073	$7,760,617	$4,077,904	$63,104,594

Costs incurred	2,639,155	207,125	62,552	2,908,832
Credit on duties refundable for loss and
refundable tax credit for resources	(841,508)	-	-	(841,508)
Mining properties abandoned or written off	(138,471)	-	(91,149)	(229,620)

Balance as at May 31, 2014	$52,925,249	$7,967,742	$4,049,307	$64,942,298

On March 6, 2014, the Company concluded a new acquisition agreement with Arianne Phosphate Inc. ("Arianne") on the Opinaca and Black Dog properties in James Bay, province of Quebec. As per the agreement, the Company acquires a 100% interest in both properties in consideration of the issuance to Arianne of 15,000 common shares of the Company. Ressources Vantex Ltée owns a 1.5% NSR on the Black Dog property.

On May 28, 2014, Anglo American Exploration (Canada) Ltd. ("AAEC") withdrew from the Baie Payne partnership. AAEC gave back its 59,98% interest in the Baie Payne project to the Company.

7.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

Detail of mining properties

	# Claims	Undivided interest	Balance as at March 1, 2014	Costs incurred	Mining properties abandoned or written off and related tax credits	Balance as at May 31, 2014
		%	$	$	$	$

Anatacau	207
Acquisition costs		0	99,370	381	-	99,751
Exploration costs			1,819,852	43,410	-	1,863,262
			1,919,222	43,791	-	1,963,013

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		100	605,545	2,324	-	607,869
Exploration costs			534,849	-	-	534,849
			1,140,394	2,324	-	1,142,718

Corvet Est	599
Acquisition costs		50	25,449	1,524	-	26,973
Exploration costs			334,332	1,306	-	335,638
			359,781	2,830	-	362,611

Coulon	498
Acquisition costs		89.8	3,773,668	11,865	-	3,785,533
Exploration costs			16,701,467	1,927,853	(841,508)	17,787,812
			20,475,135	1,939,718	(841,508)	21,573,345

Éléonore Régional	903
Acquisition costs		100	484,472	1,524	-	485,996
Exploration costs			2,666,214	160,671	-	2,826,885
			3,150,686	162,195	-	3,312,881

Lac Gayot	530
Acquisition costs		100	1,868,191	-	-	1,868,191
Exploration costs			661,846	-	-	661,846
			2,530,037	-	-	2,530,037

(forward)			31,227,882	2,150,858	(841,508)	32,537,232

8.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

	# Claims	Undivided interest	Balance as at March 1, 2014	Costs incurred	Mining properties abandoned or written off and related tax credits	Balance as at May 31, 2014
		%	$	$	$	$

(brought forward)			31,227,882	2,150,858	(841,508)	32,537,232

La Grande Sud	188
Acquisition costs		100	90,684	-	-	90,684
Exploration costs			1,592,180	300	-	1,592,480
			1,682,864	300	-	1,683,164

Lac Pau	802
Acquisition costs		100	168,973	9,831	-	178,804
Exploration costs			3,340,609	-	-	3,340,609
			3,509,582	9,831	-	3,519,413

Nichicun	298
Acquisition costs		100	104,243	-	-	104,243
Exploration costs			2,322,068	422	-	2,322,490
			2,426,311	422	-	2,426,733

Poste Lemoyne Ext.	610
Acquisition costs		100	1,304,667	1,016	-	1,305,683
Exploration costs			7,612,493	28,721	-	7,641,214
			8,917,160	29,737	-	8,946,897

Trieste	525
Acquisition costs		100	142,963	-	-	142,963
Exploration costs			1,555,145	646	-	1,555,791
			1,698,108	646	-	1,698,754

Wabamisk	1,004
Acquisition costs		100	806,257	103	(64,398)	741,962
Exploration costs			6,382,312	407,601	(60,000)	6,729,913
			7,188,569	407,704	(124,398)	7,471,875

Others
Acquisition costs			2,275,090	241,109	(26,751)	2,489,448
Exploration costs			4,179,028	68,225	(78,471)	4,168,782
			6,454,118	309,334	(105,222)	6,658,230

Total
Acquisition costs			11,838,521	269,677	(91,149)	12,017,049
Exploration costs			51,266,073	2,639,155	(979,979)	52,925,249
			63,104,594	2,908,832	(1,071,128)	64,942,298

All mining properties are located in the province of Quebec.

9.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Condensed Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

5

Royalty interests in mining properties

On April 7, 2014, the Company entered into an agreement with Alto Ventures Ltd. ("Alto") pursuant to which the Company acquires Alto's underlying 0.5% net smelter return royalty (NSR) in the Windfall and Alcane properties located in northern Quebec, covering most of the Windfall Lake gold project in consideration of the issuance to Alto of 57,692 shares of the Company.

Reconciliation of royalty interests in mining properties

		Éléonore	Eastmain	Northbelt	Windfall and Alcane	Total
		$	$	$	$	$
	Balance as at March 1, 2014	-	233,363	192,400	-	425,763
	Acquisitions	-	-	-	698,825	698,825

	Balance as at May 31, 2014	-	233,363	192,400	698,825	1,124,588

6	Accounts payable and accrued liabilities
				As at May 31, 2014	As at February 28, 2014
				$	$
	Advances from partners			1,024,656	1,069,418
	Trade			703,882	2,242,948
	Premium related to flow-through shares			3,346,743	233,660
				5,075,281	3,546,026

7	Share capital

	The share capital issued has varied as follows:

				Three-Month Period Ended May 31, 2014		Year Ended February 28, 2014
				Number	$	Number	$
	Balance - beginning of period			33,111,454	136,061,154	32,506,633	130,396,873

	Stock options exercised			164,500	1,180,891	249,450	2,313,082
	Issuance of shares for acquisition of mining properties			15,000	198,000	3,571	49,851
	Issuance of shares for acquisition of royalty interests in
	mining properties			57,692	684,804	20,000	192,400
	Issuance of shares for a cash consideration (a)			353,334	4,844,209	331,800	3,284,820
	Share issue expenses			-	(248,680)	-	(175,872)
	Balance - end of period			33,701,980	142,720,378	33,111,454	136,061,154

(a) Detail of the issuance of flow-through shares:

On March 7, 2014, the Company closed a private placement of 353,334 flow-through common shares at a price of $24.00 per share for gross proceeds of $8,480,016. A premium of $3,417,659, net of issue expenses, was accounted for as a premium related to flow-through shares in accounts payable and accrued liabilities. Issue expenses of $556,339 related to this placement were incurred.

10.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

8

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

The following table presents the stock option activity since March 1, 2013 and summarizes information about stock options outstanding and exercisable as at May 31, 2014:

			Three-Month Period Ended May 31, 2014		Year Ended February 28, 2014
			Number	Weighted average exercise price	Number	Weighted average exercise price
				$		$

	Outstanding and exercisable - beginning of period		1,941,800	6.62	2,193,750	6.55
	Exercised		(164,500)	4.45	(249,450)	5.99
	Cancelled		-	-	(2,500)	9.18
	Outstanding and exercisable - end of period		1,777,300	6.82	1,941,800	6.62

For the three-month period ended May 31, 2014, the weighted average share price on the date of exercise of stock options was $12.06 ($11.18 for the year ended February 28, 2014).

The following table summarizes information about stock options outstanding and exercisable as at May 31, 2014:

	Options outstanding and exercisable
	Range of exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price
			(years)	$
	$3.21 to $4.44	433,800	2.74	3.96
	$5.22 to $7.68	736,750	4.71	6.48
	$9.00 to $9.87	606,750	7.93	9.28

9

Earnings per share

For the three-month periods ended May 31, 2014 and 2013, there was no difference between the basic and diluted loss per share since the stock options were anti-dilutive. Accordingly, the diluted loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

			Three-Month Periods Ended May 31,
			2014	2013

	Basic weighted average number of shares outstanding		33,501,402	32,771,303
	Stock options		862,281	686,903
	Diluted weighted average number of shares outstanding		34,363,683	33,458,206

	Items excluded from the calculation of diluted loss
	per share because the exercise price was greater than
	the average quoted value of the common shares
	Stock options		-	175,750

11.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

10	General administrative expenses

		Three-Month Periods Ended May 31,
		2014	2013

	Office rental	$42,880	$41,238
	Administrative and professional services	(5,093)	(6,820)
	Advertising and exhibitions	28,942	28,581
	Travel expenses	28,817	34,770
	Donations and sponsorships	24,100	6,055
	Training and tuition	15,323	23,905
	Insurance	11,371	12,044
	Office expenses and other	103,323	97,479
		$249,663	$237,252

11	General exploration costs
		Three-Month Periods Ended May 31,
		2014	2013

	Salaries and fees	$127,889	$164,320
	Transport	3,596	2,084
	Field expenditures	11,478	23,554
		$142,963	$189,958

12	Cash flows
	Items not affecting cash
		Three-Month Periods Ended May 31,
		2014	2013

	Related to financing activities:

	Share issue expenses included in accounts payable and
	accrued liabilities	$-	$7,700

	Related to investing activities:

	Acquisition of mining properties and exploration costs
	included in accounts payable and accrued liabilities	$222,460	$340,982
	Non-refundable tax credit applied against mining properties	$-	$122,683
	Acquisition of property, plant and equipment included in
	accounts payable and accrued liabilities	$-	$2,434

12.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

13	Financial instruments and fair value measurement

	a) Financial instruments

	The classification of financial instruments as at May 31, 2014 and February 28, 2014 is summarized as follows:

						As at May 31, 2014
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	6,678,145	-	6,678,145	6,678,145
	Short-term investments	617,847	41,492,796	-	-	42,110,643	42,110,643
	Other amounts receivable	-	-	48,656	-	48,656	48,656
		617,847	41,492,796	6,726,801	-	48,837,444	48,837,444

	Financial liabilities
	Accounts payable and
	accrued liabilities	-	-	-	1,728,538	1,728,538	1,728,538
	Liability related to share
	exchange rights	-	-	-	3,077,284	3,077,284	3,077,284
		-	-	-	4,805,822	4,805,822	4,805,822

						As at February 28, 2014
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	8,750,235	-	8,750,235	8,750,235
	Short-term investments	823,673	35,716,684	-	-	36,540,357	36,540,357
	Other amounts receivable	-	-	39,888	-	39,888	39,888
		823,673	35,716,684	8,790,123	-	45,330,480	45,330,480

	Financial liabilities
	Accounts payable and
	accrued liabilities	-	-	-	3,312,366	3,312,366	3,312,366
	Liability related to share
	exchange rights	-	-	-	3,041,640	3,041,640	3,041,640
		-	-	-	6,354,006	6,354,006	6,354,006

The Company's financial assets at fair value through profit or loss comprise warrants. The available-for-sale assets comprise bonds and investments in public companies (shares).

Cash, other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

13.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

b) Fair value measurement

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 –

valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 –

valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –

valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at May 31, 2014, the classification of the Company's financial instruments, recorded at fair value on a recurring basis, was as follows:

	As at May 31, 2014
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares	8,126,840	76,167	-
Bonds	-	33,289,789	-
Warrants	-	617,847	-

Total	8,126,840	33,983,803	-

	As at February 28, 2014
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares	7,806,994	277,584	-
Bonds	-	27,632,106	-
Warrants	-	823,673

Total	7,806,994	28,733,363	-

On May 31, 2014, the Company transferred, from level 2 to level 1 an amount of $247,222 of common shares that were no longer on a sale period restriction.

No other transfer attributable to changes in the observability of market data was made among the fair value measurement hierarchy levels during the three-month period ended May 31, 2014.

14.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Consolidated Financial Statements For the three-month periods ended May 31, 2014 and 2013

(expressed in Canadian dollars)

The valuation techniques that are used to measure fair value are as follows:

The fair value of shares is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument. If the instrument is on a sale period restriction, the fair value is discounted and the instrument is classified in level 2.

The fair value of warrants is established through the use of the Black & Scholes pricing model, which uses share price inputs and volatility measurements. If the instrument is on a sale period restriction, the fair value is discounted.

The fair value of bonds is valued at bid price using independent pricing services or dealer prices.

Other information

As at May 31, 2014, gross unrealized losses on available-for-sale securities totalled $221,136 ($165,143 as at February 28, 2014). Of this sum, an amount of $48,328 ($55,281 as at February 28, 2014) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $172,808 ($109,862 as at February 28, 2014) related to common shares is mainly explained by fluctuations of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month period ended May 31, 2014 is $166,000 ($170,000 for the three-month period ended May 31, 2013).

14

Commitments

The Company is committed to incurring exploration expenses of $8,005,585 by December 31, 2014 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on January 16, 2013 and March 20, 2013. As at May 31, 2014, the Company has fulfilled its commitment regarding the exploration expenses.

The Company is also committed to incurring exploration expenses of $8,480,016 by December 31, 2015 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on March 7, 2014. As at May 31, 2014, the Company spent $310,639 according to this commitment.

15.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED MAY 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim consolidated financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month periods ended May 31, 2014 and 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2014, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of July 10, 2014, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

1

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended May 31, 2014, exploration costs rose to $2,782,000 compared to $1,921,000 for the corresponding period of the preceding year. In the recent quarter, the Company was busy completing drilling programs on the Coulon and Wabamisk projects. The Company spent quite a lot of time planning the exploration programs that will be carried out in the summer of 2014 on several of its projects.

COULON PROPERTY

In winter 2014, the Company completed an exploration program on the Coulon base-metal project, located 15 kilometres north of the Fontanges Airport, Quebec Middle-North. It is to be noted that the Coulon project is developed in partnership with SODÉMEX Développement, s.e.c. (“SODÉMEX”) (a subsidiary of Caisse de dépôt et placement du Québec), Fonds de solidarité des travailleurs du Québec (F.T.Q.), jointly with Fonds régional Nord-du-Québec (collectively the “Fonds”), and SIDEX, s.e.c. (“SIDEX”). The current interest of each party is as follows: the Company (89.8%), SODÉMEX (4.08%), the Fonds (4.08%) and SIDEX (2.04%). The project consists of 498 designated claims covering a surface of 247 square kilometres.

The winter 2014 exploration program included a 15,678-metre drilling program as well as a component of ground and borehole geophysical surveys. Drilling aimed at testing the extensions of Lens 257, Lens 43 and Lens 201. In total, seven new holes as well as the extension of an existing hole were realized in the favourable horizon of Lens 257, while four holes were extended and two holes drilled in the favourable horizon of Lens 43-S. Two holes tested the north extension of Lens 201 while another hole was drilled in the area of Lens 16-17. Finally, seven short holes were drilled in the Spirit area while another three tested the favourable stratigraphy. As regards the geophysics, a ground geophysical survey of 112.4 kilometres (InfiniTEM) was carried out while 25 holes were surveyed with down-hole InfiniTEM.

Most of the holes drilled in the horizon hosting Lens 257 intersected a fertile volcanic sequence characterized by strong hydrothermal alterations and by metric, disseminated to massive sulphide zones. The best values were obtained in the north-east extension of Lens 257 with results of 14.17% Zn, 1.47% Cu and 54.18g/t Ag over 3.9 metres in hole CN-14-276, and of 1.16% Zn, 2.52% Cu and 46.9 g/t Ag over 1 metre in hole CN-14-286 (see horizontal projection of Lens 257). Hole CN-14-278 and the extension of hole CN-08-214 missed the projected extension of Lens 257 to the north-east and, consequently, did not crosscut any significant mineralized zones. Furthermore, holes CN-14-278 and CN-14-286 intercepted a secondary mineralized horizon, which returned 1.91% Zn, 0.95% Cu and 22.94 g/t Ag over 2.7 metres and 3.05% Zn, 0.95% Cu and 36 g/t Ag over 5.8 metres, respectively. This horizon is likely to correspond to the horizon bearing Lens 08. The length of all these intersections is very close to the true thickness of the mineralized zones. Hole CN-14-290 testing the southwest extension of Lens 257 did not crosscut any significant mineralization. Holes CN-14-292B, CN-14-293 and CN-14-296B tested the horizon bearing Lens 257 more than 500 metres to the southwest of Lens 257. These holes failed to intercept significant mineralized zones; however, hole CN-14-296B revealed an interesting off-hole geophysical anomaly. This hole is located in the area of hole CN-11-242, which crosscut, along the same mineral-bearing-horizon, a mineralized interval grading 2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.2 metres.

These results confirm the northeast continuity of Lens 257, which is now followed over a lateral distance of over 415 metres, at a vertical depth varying between 550 to 850 metres beneath the surface. Lens 257 seems to appear as an elongated mineralized body in accordance with a northeast-southwest direction, dipping moderately to the northwest and plunging gently to the northeast. The lens remains open at depth and is partially restricted to the east by holes CN-12-272 and CN-13-267, and to the west by hole CN-13-269B. The southwest extension of the lens appears to be partly limited by hole CN-14-290. The mineral-bearing-horizon of Lens 257 remains unexplored over a segment of over 400 metres between hole CN-14-290 and the mineralized intersection of hole CN-11-242 previously mentioned.

In the area of Lens 43, the extension of four drill holes aimed primarily at testing the horizon of Lens 43 Sud, which had not been reached by these holes. The extension of holes CN-07-099 and CN-07-107C intercepted strong hydrothermal alteration zones associated with the horizon 43-S while the extensions of holes CN-08-180 and CN-08-182 did not crosscut alteration or significant mineralization. However, an off-hole anomaly was detected at the tip of hole CN-08-180. Two new holes were

2

also drilled in the area of Lens 43. Hole CN-14-291 targeted the extension of Lens 43-S towards the surface and only intercepted alteration while hole CN-14-279 tested the south hinge zone of Lens 43. This hole did not intercept mineralization but an interesting off-hole anomaly was detected on top of this hole to the south.

A hole was drilled in the area of Lens 16-17 with the goal of extending towards the surface the mineralization obtained in hole CN-11-223, which returned values of 3.86% Zn, 0.7% Cu and 75.09 g/t Ag over 44 metres. Hole CN-14-289 crosscut a semi-massive sulphide zone of over 5 metres in thickness, which returned values of 1.13% Zn, 1.18% Cu and 77.22 g/t Ag over 3.35 metres.

Two holes tested the north and depth extensions of Lens 201. Hole CN-14-297B intersected a zone of disseminated sulphides and with veinlets that returned values of 1.38% Cu, 0.38% Zn and 14.13 g/t Ag over 5.85 metres (including 2.22% Cu, 0.5% Zn and 22.23 g/t Ag over 2.85 metres) thus extending Lens 201 by 30 metres to the north. Hole CN-14-298 intersected a large hydrothermal alteration zone that did not return any economic values.

Elsewhere on the property, seven short exploration holes were drilled in the area of Lens Spirit and targeted geophysical or litho-geochemical anomalies. Holes CN-14-280, CN-14-281, CN-14-282, CN-14-285, CN-14-287 and CN-14-288 all crosscut hydrothermal alteration zones variable in intensity and thickness, sometimes accompanied by disseminated mineralization. Only hole CN-14-283 failed to intercept alteration. No significant drill results were obtained in the Spirit area but some off-hole drill anomalies were observed in some of these holes.

Finally, three other holes were drilled to better understand the stratigraphy of some little-explored, favourable sectors of the property. Stratigraphic holes CN-14-277, CN-14-294B and CN-14-295 did not intercept any significant mineralization but crosscut interesting alteration zones that will help integrate the structural model at depth.

Ground InfiniTEM surveys identified several new anomalies in the southwestern areas of Spirit and Tension. Like the InfiniTEM anomalies identified by drilling, these anomalies will be followed up in the next campaigns.

The Company is satisfied with the winter exploration campaign carried out on the Coulon property. Work confirmed the continuity of Lens 257 and Lens 201 at depth. Lens 257 now covers more than 415 metres laterally and remains open in its long axis. It could continue to the south-southwest up to the mineralized intersection of hole 242 and could reach Lens 9-25 at depth to the north-northeast. Lens 257 is located on the western side of a complex fold, of which the opposite side to the east reveals an identical geology already comprising three important lenses (Lens 08, Lens 9-25 and Lens 44) totalling more than 12 million tonnes.

During the recent quarter, the Company spent $1,940,000 on the Coulon project.

WABAMISK PROPERTY

In winter 2014, the Company carried out a drill campaign on its 100%-owned Wabamisk property, located in the region of the Opinaca Reservoir, on the James Bay territory. The property consists of 1,004 designated claims covering a surface of 527 square kilometres within the Eastmain Achaean volcano-sedimentary belt.

Drilling consisted of 15 new holes (WB-14-030 to 044) and the extension of two former holes (WB-13-016 Ext and WB-13-025 Ext) for a total of 3,210 metres. Work aimed at testing the vertical continuity of the Mustang Vein and of other showings of the main stripping area to depths of 125 to 250 metres beneath the surface. Some holes also tested at shallow depth the extension of the new Challenger and Interceptor gold showings discovered in summer 2013 as well as a geological target in the east portion of the Wabamisk grid.

In the main area, drilling confirmed the vertical continuity of the Mustang Vein down to a depth of about 250 metres and also extended its lateral extension to the east over a distance of 150 metres or so. Given the free and coarse nature of gold in the Mustang Vein, drilling returned varying results but two sectors yielded better values overall. The gold structure is well developed in the inflexion zone of the Mustang Vein where holes WB-14-033 and WB-14-037 crosscut mineralized intersections of decametric thicknesses. The Mustang Vein, which reaches over 6 metres, lies within a plurimetric envelope of highly altered and mineralized meta-wackes (quartz-sericite-tourmaline-biotite-chlorite-arsenopyrite-pyrite). Hole

3

WB-14-033 returned a mineralized intersection grading 1.69 g/t Au over 13.8 metres, including 2.27 g/t Au over 6.7 metres in the Mustang Vein. Hole WB-14-037 yielded 1.31 g/t Au over 11.75 metres, including 2.19 g/t Au over 2.7 metres in the Mustang Vein. Visible gold was observed in the vein in hole WB-14-033. These intersections are located under hole WB-13-004, which returned 22.64 g/t Au over 2.25 metres in the Mustang Vein. The vein remains totally open at depth in this area. Interesting results were also obtained in the newly defined extension of the Mustang Vein towards the east. Hole WB-14-036 confirmed the continuity of the Mustang Vein under thick overburden with an intersection grading 18.5 g/t Au over 1.9 metres. The vein hosts grains of visible gold. The vertical extension of this intersection was tested and confirmed by the extension of hole WB-13-016, which crosscut two quartz veins grading 64.0 g/t Au over 0.5 metres and 11.6 g/t Au over 0.4 metres. Visible gold was also observed in these two veins. The gold structure remains entirely open at depth and its lateral continuity to the east is confirmed by hole WB-14-038. The true thickness of the mineralized zones is about 80% the length of the drill intersections.

Drilling carried out in the main area also confirmed the presence of several other parallel gold structures that appear to develop to the north of the Mustang Vein. The network of veins and veinlets so far remains little tested but it returned several interesting intersections comprising, in particular, 39.05 g/t Au over 0.9 metres (WB-14-034), 3.61 g/t Au over 4 metres (WB-14-036), 5.24 g/t Au over 2 metres (WB-14-039) and 1.73 g/t Au over 7.4 metres (WB-14-037), in 2014, as well as 1.98 g/t Au over 13.4 metres (including 4,14 g/t Au over 4 metres) (WB-13-015), 6.02 g/t Au over 3.2 metres and 18.05 g/t  Au over 0.8 metres (WB-13-025) in 2013. Many of these intersections may be correlated together, suggesting a good continuity of these gold structures. Closely-spaced grid drilling will be needed to test this interpretation. These gold structures clearly remain entirely open laterally and at depth. The other drill results from the main sector generally yielded anomalous values in metric thicknesses.

Elsewhere on the property, hole WB-14-042 confirmed at shallow depth the extension of the Interceptor showing with an intersection grading 22.9 g/t Au over 1 metre. The three other holes in the Interceptor-Challenger sector only returned anomalous values in metric thicknesses. It is to be noted that the Interceptor showing lies within an auriferous corridor situated four kilometres to the north of the corridor hosting the Mustang Vein, in the same sequence of folded sedimentary rocks.

The Company is encouraged by the results of the winter 2014 drilling program. The vertical continuity of the Mustang Vein is confirmed down to a depth of 250 metres and its lateral extension is extended by 150 metres to the east where it remains entirely open in a sector covered with overburden. Notwithstanding the variability in results arising from the free nature of gold, drilling highlighted two sectors that gathered the best values in the inflexion zone and in the east extension of the Mustang Vein. Drilling also revealed the emergence of many other gold structures developed in parallel with the Mustang Vein.

During the recent quarter, the Company spent $408,000 on the Wabamisk project.

OUTLOOK FOR FISCAL 2015

The Company will soon undertake several exploration programs on some of its projects, all located in Quebec, thus pointing to another busy year of its history. It intends to spend, alone or in partnership, during the summer and fall of 2014, over $7.5 million in exploration work. Work will be carried out mostly on the James Bay territory, in the Opinaca-Eastmain, Coulon, La Grande and Caniapiscau regions, on the Nunavik Territory and on the vast territory of the Grenville geological province.

In the greater region of the Opinaca and Eastmain River area, the Anatacau-Wabamisk and Éléonore Régional projects will be the object of surface work (prospecting, geochemistry and mechanical stripping) during the summer and fall of 2014. Mechanical stripping, litho-geochemistry and detailed mapping will be carried out, in the summer of 2014, to define new exploration targets in relatively unexplored areas of the fertile volcanic sequence. A diamond-drilling campaign of about 10,000 metres will target the extension of some historical lenses as well as new geological and geophysical targets.

4

Prospecting, geological mapping and mechanical stripping will also be conducted on the Lac Ménarik and Ashuanipi projects located in the La Grande and Caniapiscau regions, respectively. True to form, the Company will again this year provide a budget of about $1 million for prospecting and the evaluation of new exploration targets throughout the large territory and to carry out, in the upcoming fall, follow-up work on the best results obtained in the summer.

The Company will also be active in Nunavik, where it will conduct, with its partner Altius Minerals Corporation (“Altius”) prospecting, mapping and till sampling on the Kan property, a vast gold and base-metal project covering a surface of over 30,000 hectares in the Labrador Trough, 85 kilometres to the southwest of Kuujjuaq.

The Company will also perform geological reconnaissance and prospecting for Ni-Cu-EGP mineralization within the vast Grenville geological province.

The Company is very enthusiastic about starting a new exploration season that will aim at discovering new mining camps in the James Bay, Nunavik and Grenville regions.

PARTNERSHIPS

In the recent quarter, Anglo American Exploration (Canada) Ltd., a subsidiary of Anglo American plc., withdrawn from the joint venture agreement of March 7, 2011 on the Baie Payne property. The Company is now the sole owner of the property.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended
	May 31, 2014	May 31, 2013
	$	$
Expenses	1,084,000	2,696,000
Other income	10,000	496,000
Net loss	(941,000)	(1,403,000)
Basic net loss per share	(0.028)	(0,043)
Diluted net loss per share	(0.028)	(0,043)

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2014 AND 2013

Expenses

For the three-month period ended May 31, 2014, expenses totalled $1,084,000 compared to $2,696,000 for the same period of the preceding year. Variations are detailed hereafter.

During the current quarter, salaries totalled $298,000, representing a decrease of $18,000 compared to the same period of the preceding year. The variation is mainly explained by the holding of an additional board meeting and the hiring of an administrative employee in the preceding year.

For the three-month periods ended May 31, 2014 and 2013, professional and maintenance fees totalled $103,000 and $146,000, respectively. The decrease results mainly from the reduction in tax consultation services.

General administrative expenses totalled $250,000 during the quarter ended May 31, 2014, representing an increase of $12,000 from the corresponding period of the preceding year. The variation results mainly from an increase in donations ($18,000) partially offset by a decrease in tuition fees ($9,000).

General exploration costs decreased by $47,000 to reach $143,000 during the current quarter. The decrease results mainly from less budget assigned during the quarter to prospecting of new exploration targets on the James Bay territory.

5

During the current quarter, the Company proceeded with write-offs of mining properties for a total of $230,000 compared to $1,784,000 for the same quarter of last year. In the current quarter, the Company proceeded with a partial write-off on the Wabamisk property ($124,000) and a complete write-off on the Sarcelle property ($105,000). Last year, the Company proceeded with the following partial write-offs: Coulon ($1,150,000), Wabamisk ($400,000) and Sarcelle ($180,000). The partial write-off of the Wabamisk property was done on the relatively unexplored part of the property that is considered to have low discovery potential.

Other Income (Expenses)

For the three-month period ended May 31, 2014, other income totalled $10,000 compared to $496,000 for the same period of the previous year. Variations are detailed hereafter.

During the period ended May 31, 2014, dividends and interest income decreased by $26,000. This change is due mainly to a lower interest rate on the bonds held by the Company.

Fees invoiced to partners during the current quarter totalled $5,000, representing a decrease of $56,000 from the corresponding period of the preceding year. In the current quarter, there was no significant exploration work with partners. In the first quarter of last year, the Company received fees mainly from Iamgold Corporation ($35,000) on the Lac Pau project and from AAEC ($20,000) on the Ashuanipi project.

During the quarter ended May 31, 2014, the Company posted a gain on sale of available-for-sale investments of $62,000 compared to $154,000 for the same period in 2013. These gains result mainly from the sale of shares and bonds.

For the three-month period ended May 31, 2014, the Company posted a loss on investments held for trading of $128,000 compared to a gain of $14,000 for the same period of last year. The variation is mainly due to the fair value revaluation of the warrants held by the Company.

Also, during the quarter, the Company posted a loss on acquisition of available-for-sale investment of $171,000 related to a difference between the acquisition price and subsequent fair value of a non-brokered placement of 1,666,666 common shares of Alto Ventures Ltd.

Deferred Tax Recovery

For the three-month period ended May 31, 2014, the Company recognized a $133,000 deferred tax recovery compared to $797,000 for the same quarter of the preceding year. The difference is explained mainly by a decrease in the favourable tax impact on flow-through shares.

Net Loss

In light of the above, the Company recognized a net loss of $941,000 for the three-month period ended May 31, 2014, compared to $1,403,000 for the same quarter of the preceding year.

6

OTHER INFORMATION

	Consolidated Balance sheets as at
	May 31,	February 28,
	2014	2014
	$	$
Working capital	47,687,000	44,833,000
Mining properties	64,942,000	63,105,000
Total assets	121,695,000	114,879,000
Shareholders’ equity	103,076,000	97,822,000

LIQUIDITY AND FINANCING

As at May 31, 2014, cash amounted to $6,678,000 compared to $8,750,000 as at February 28, 2014, while the Company’s working capital totalled $47,687,000, representing an increase of $2,854,000 compared to the working capital recorded as at February 28, 2014. The variation is due mainly to a flow-through private placement completed in March 2014 partially offset by the exploration expenses incurred in the current quarter.

From management’s point of view, the working capital as at May 31, 2014 will cover current expenditures and exploration costs in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the quarter ended May 31, 2014, cash flows used in operating activities totalled $786,000 compared to $406,000 for the corresponding period of the preceding year. This variation results mainly from the termination, in May 2013, of cash payments in deferred royalties ($305,000).

Financing Activities

Cash flows provided from financing activities for the quarter ended May 31, 2014 amounted to $8,654,000 compared to $5,610,000 for the corresponding period of the preceding year. On March 7, 2014, the Company completed a private placement of 353,334 flow-through common shares at a price of $24.00 per share for gross proceeds of $8,480,000 compared to $6,006,000 last year.

Investing Activities

For the quarter ended May 31, 2014, cash flows used in investing activities totalled $9,940,000 compared to $3,254,000 for the same quarter of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the variation of short-term investments decreased liquidities by $5,808,000 compared to an increase of $300,000 for the same period of the preceding year. The variation is attributable to a transfer to short-term investments of an amount of cash generated by the private placement completed in March 2014.

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $4,118,000 compared to $3,520,000 for the same period of the preceding year. The increase results mainly from more important exploration work carried out on the Coulon property

7

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net loss and the net loss per common share for the last eight quarters.

Period				Net Loss per Share
Ended	Expenses	Other Income	Net Loss	Basic	Diluted
	$	$	$
05-31-2014	1,084,000	10,000	(941,000)	(0.028)	(0.028)
02-28-2014	2,373,000	407,000	(959,000)	(0.029)	(0.029)
11-30-2013	1,169,000	427,000	(180,000)	(0.005)	(0.005)
08-31-2013	1,042,000	253,000	(29,000)	(0.001)	(0.001)
05-31-2013	2,696,000	496,000	(1,403,000)	(0.043)	(0.043)
02-28-2013	2,554,000	157,000	(1,662,000)	(0.052)	(0.052)
11-30-2012	1,656,000	374,000	(847,000)	(0.026)	(0.026)
08-31-2012	1,698,000	438,000	(668,000)	(0.021)	(0.021)

ANALYSIS OF QUARTERLY RESULTS

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

There was no related party transactions during the three-month periods ended May 31, 2014 and 2013.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Please refer to the appropriate section of the financial statements included in our 2014 Annual Report for a complete description of our accounting policies. There have been no significant changes in the Company accounting policies and estimates since February 28, 2014 except for the change in accounting policies listed hereafter.

8

CHANGES IN ACCOUNTING POLICIES

Adopted in 2015

The following new standard is effective for the first time for interim periods beginning on or after March 1, 2014 and has been applied in preparing these condensed interim consolidated financial statements. The accounting policy has been applied consistently by the subsidiary of the Company.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee ("IFRIC") 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The adoption of this standard did not have an impact on the Company's condensed interim consolidated financial statements.

FUTURE ACCOUNTING CHANGES

There have been no changes in future accounting changes as described in the Company’s 2014 annual Management’s Discussion and Analysis except for the one adopted and described in the preceding section “Changes in Accounting Policies”.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at July 10, 2014, a total of 33,721,280 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 10, 2014, a total of 2,091,500 stock options were outstanding. The expiry dates vary from April 6, 2016 to January 15, 2024.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its consolidated financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended May 31, 2014, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

However, in May 2013, the COSO released an updated Internal Control – Integrated Framework: 2013. The Company uses the COSO 1992 original framework and will transition to the updated framework during the transition period, which extends to December 15, 2014 after which the 1992 framework will be superseded. Management is currently assessing the impact of this transition and will report any significant changes to the Company’s internal control over financial reporting that may result therefrom.

9

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management’s Discussion and Analysis as at February 28, 2014.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at July 10, 2014, date of the approval by the Board of Directors. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

10

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2014.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2014, and ended May 31, 2014, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 10, 2014

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2014.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2014, and ended May 31, 2014, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 10, 2014

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer